Paterson Falls Realty Group LLC
Profit & Loss
January through December 2024

		Jan - Dec 24
Ordinary Income/Expense		
Income		
Rental Income		36,759.00
Total Income		36,759.00
Gross Profit		36,759.00
Expense		
Management		1,102.77
Maintenance		751.00
Insurance Expense		5,674.80
Interest Expense		9,621.00
Real Estate Taxes		7,881.97
Utilities		
Electric	0.00	
Water & Sewer	895.44	
Total Utilities		895.44
Total Expense		25,031.54
Net Ordinary Income		10,832.02
Net Income		**10,832.02**